September 14, 2020

Re:	American Well Corporation

Registration Statement on Form S-1

File No. 333-248309

Mr. Daniel Morris

Ms. Erin Jaskot

Ms. Suying Li

Ms. Angela Lumley

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Morris and Ms. Jaskot, Ms. Li and Ms. Lumley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:30 p.m. Eastern Daylight Time on September 16, 2020 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.This request supersedes our previously filed request for acceleration.

Please do not hesitate to contact Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing.

Sincerely, AMERICAN WELL CORPORATION

By:	/s/ Bradford Gay
Name: Bradford Gay Title: Senior Vice President & General Counsel

Via EDGAR

CC:	Michael Kaplan, Davis Polk & Wardwell LLP